SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 April 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Notice of AGM dated 1 April 2021

Exhibit No: 99.1

1 April 2021

InterContinental Hotels Group PLC (the 'Company')
Annual General Meeting

The Company announces that the following documents have today been made available to shareholders:

1.
Notice of 2021 Annual General Meeting
2.
Form of Proxy for 2021 Annual General Meeting
3.
Chair's Letter

In compliance with Listing Rule 9.6.1, a copy of the Notice of Meeting and Form of Proxy have been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Notice of Annual General Meeting referred to above is publicly available on the Company's website. A summary of information relating to the Annual General Meeting is set out below.

AGM Arrangements

●
The meeting will be held at 11.30am on Friday 7 May 2021 at IHG's Global Headquarters at Broadwater Park, North Orbital Road, Denham, Buckinghamshire UB9 5HR.
●
At present, the UK Government prohibits indoor mixing of different households (except for certain exemptions). We are therefore proposing to hold the AGM with the minimum attendance required to form a quorum. Shareholders will not be permitted to attend the AGM in person but can be represented by the Chair of the meeting acting as their proxy.
●
We have arranged for a live webcast facility to be put in place which will enable shareholders to join the AGM electronically. Details on how shareholders can access the webcast are included in the Notice of Meeting.
●
The live webcast will not include a voting facility, so shareholders are strongly encouraged to vote in advance by appointing the Chair of the meeting as their proxy and to complete, sign and return their Form of Proxy to our Registrar, Equiniti, or register their vote in advance electronically.
●
We recognise the importance of being able to answer shareholders' questions. Questions can be submitted in advance or during a designated time of the meeting through the webcast platform. To enable the Board to answer as many questions as possible, shareholders are encouraged to send questions in advance by email to companysecretariat@ihg.com, including their Shareholder Reference Number (shown on their Form of Proxy). We request that questions be submitted by 5pm on Tuesday 4 May 2021.
●
Shareholders will be notified of any changes to these arrangements by stock exchange announcement as required, updates will also be included on the Company's website www.ihgplc.com

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

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Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	1 April 2021